UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EFUTURE INFORMATION TECHNOLOGY INC.

(Name of Issuer)

Ordinary shares, par value $0.0756 per share

(Title of Class of Securities)

G29438101

(CUSIP Number)

Shiji (Hong Kong) Limited
Room 1802, Great Eagle Centre,
23 Harbour Road, Wanchai, Hong Kong S.A.R.
Facsimile: +852 2992 0618

Beijing Shiji Information Technology Co., Ltd.
Zhongchu Li
15F, Beijing Inn Building,
No.5, East Shuijing Hutong,
Beijing 100010, People’s Republic of China
Fascimile: +86 10 5932 5399

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to

Lee Edwards, Esq.
Shearman & Sterling LLP
12F East Tower, Twin Towers,
B-12 Jianguomenwai Dajie,
Beijing 100022, People’s Republic of China
Fascimile: +86 10 6563 6000

December 7, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G29438101	Page 2

1		Name of Reporting Person Shiji (Hong Kong) Limited
2	Check the Appropriate Box if A Member of A Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Hong Kong S.A.R.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,744,657
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,744,657
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,744,657
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13		Percent of Class Represented By Amount In Row (11) 56.49%*
14		Type of Reporting Person CO
*
Based upon 4,858,651 Ordinary Shares issued and outstanding as of September 30, 2015, as disclosed in the Issuer’s Form 6-K/A, filed with the U.S. Securities Exchange Commission (“SEC”) on November 23, 2015.

CUSIP No. G29438101	Page 3

1		Name of Reporting Person Beijing Shiji Information Technology Co., Ltd.
2	Check the Appropriate Box if A Member of A Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,744,657
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,744,657
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,744,657
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13		Percent of Class Represented By Amount In Row (11) 56.49%*
14		Type of Reporting Person CO
*	Based upon 4,858,651 Ordinary Shares issued and outstanding as of September 30, 2015, as disclosed in the Issuer’s Form 6-K/A, filed with the SEC on November 23, 2015.

CUSIP No. G29438101	Page 4

1		Name of Reporting Person Zhongchu Li
2	Check the Appropriate Box if A Member of A Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,744,657
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,744,657
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,744,657
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13		Percent of Class Represented By Amount In Row (11) 56.49%*
14		Type of Reporting Person IN
*	Based upon 4,858,651 Ordinary Shares issued and outstanding as of September 30, 2015, as disclosed in the Issuer’s Form 6-K/A, filed with the SEC on November 23, 2015.

CUSIP No. G29438101	Page 5

This Amendment No. 1 is being filed jointly by Shiji (Hong Kong) Limited, a company incorporated under the laws of Hong Kong S.A.R. (“Shiji HK”), Beijing Shiji Information Technology Co., Ltd., a company incorporated under the laws of the People’s Republic of China (“Beijing Shiji”) and Mr. Zhongchu Li (collectively, the “Reporting Persons”).

This Amendment No. 1 amends and supplements the statement on Schedule 13D jointly filed with the Securities and Exchange Commission on November 25, 2015 by the Reporting Persons (the “Original Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 7, 2015, Shiji HK acquired 290,691 Ordinary Shares in secondary market for an aggregate purchase price of $3,244,873.55, including brokerage commissions and fees (the “Purchase Price”), or approximately $11.16 per Ordinary Share on average. As a result, as the date hereof, Shiji HK owned 2,744,657 Ordinary Shares, representing 56.49% of the total outstanding Ordinary Shares. The Purchase Price was funded by working capital of Shiji HK, which in turn was obtained from the working capital of Beijing Shiji.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 (a)-(b) of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)–(b)	The following table sets forth the information with respect to the ownership of Ordinary Shares by each of the Reporting Persons as the date hereof:

Reporting Person	Amount beneficially owned:	Percentage of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Shiji HK	2,744,657	56.49%	2,744,657	0	2,744,657	0
Beijing Shiji	2,744,657	56.49%	0	2,744,657	0	2,744,657
Mr. Zhongchu Li	2,744,657	56.49%	0	2,744,657	0	2,744,657

As of the date hereof, Shiji HK directly owns 2,744,657 Ordinary Shares, representing 56.49% of the total outstanding Ordinary Shares.

Beijing Shiji, as the sole owner of Shiji HK, may be deemed to beneficially own 2,744,657 Ordinary Shares, representing 56.49% of the total outstanding Ordinary Shares, and share voting and investment power over such shares.

Mr. Zhongchu Li, directly owns 63.0% of the total issued and outstanding shares of Beijing Shiji, is the ultimate controller of Beijing Shiji. As a result, Mr. Zhongchu Li may be deemed to beneficially own 2,744,657 Ordinary Shares, representing 56.49% of the total outstanding Ordinary Shares, and share voting and investment power over such shares. Mr. Zhongchu Li and his affiliated entities and the officers, partners, members, and managers thereof, other than Shiji HK and Beijing Shiji, disclaims beneficial ownership of the shares held directly by Shiji HK.

CUSIP No. G29438101	Page 6

The above disclosure of percentage information is based upon 4,858,651 shares of Ordinary Shares issued and outstanding as of September 30, 2015, as disclosed in the Issuer’s Form 6-K/A, filed with the SEC on November 23, 2015.

Item 5(c) of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The matters set forth in Item 3 are incorporated herein by reference in its entirety.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2015

Shiji (Hong Kong) Limited

By:	/s/ Zhongchu Li
	Name:	Zhongchu Li
	Title:	Director

Beijing Shiji Information Technology Co., Ltd.

By:	/s/ Zhongchu Li
	Name:	Zhongchu Li
	Title:	Director

Zhongchu Li

/s/ Zhongchu Li